FORM 3 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*			2. Date of Event Requiring Statement for (Month/Day/Year)	4. Issuer Name and Ticker or Trading Symbol
WEIDMAN	WILLIAM	N.		UNITY WIRELESS CORPORATION - "UTYW"
(Last)	(First)	(Middle)	11/20/2002
136 Shorewood Drive			3. I.R.S. or Social Security Number of Reporting Person (voluntary) -

5. Relationship of Reporting Persons to Issuer

(Check all applicable)

[ ] Director [X] 10% Owner*

[ ] Officer (give title [ ] Other (specify

below) below)

* Mr. Weidman would be a 10% owner in the event he converts all of his derivative securities within 60 days

_____________________

6. If Amendment, Date of Original (Month/Day/Year) -
(Street)					7. Individual or Joint/Group Filing (Check applicable line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Great Neck, New York 11021
(City) (State) (Zip) * If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).			Table I - Non-Derivative Services Beneficially Owned
1. Title of Security (Instr. 4)			2 Amount of Securities Beneficially Owned (Inst. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock			2,099,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 3 (continued) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month Day Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Debentures(1)	11-20-2002	03-15-2004	Common Stock	3,170,600	CDN$0.15	D
Warrants(2)	11-20-2002	03-15-2004	Common Stock	3,170,600	CDN$0.15	D

Explanation of Responses:

(1) CDN$475,590 convertible debentures, convertible into a total of 3,170,600 common shares of Unity Wireless at a price of CDN$0.15 per common share. Each debenture pays simple interest at 10% per annum maturing March 15, 2004.

(1) 3,170,600 share purchase warrants, entitling the holder to purchase 3,170,600 common shares of Unity Wireless at a price of CDN$0.15 per common share exercisable until March 15, 2004.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.				/s/ William N. Weidman		January 21, 2003
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).				**Signature of Reporting Person		Date
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.